UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 15 July 2019, London UK - LSE announcement

GSK announces positive headline results in Phase 3 PRIMA study of ZEJULA (niraparib) for patients with ovarian cancer in the first line maintenance setting

Niraparib demonstrates significant improvement in progression free survival for women regardless of their biomarker status

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced positive results from PRIMA (ENGOT-OV26/GOG-3012), the Phase 3 randomized, double-blind, placebo-controlled, study of ZEJULA (niraparib) as a maintenance therapy in patients with first-line ovarian cancer following platinum-based chemotherapy.  The study met its primary endpoint of a statistically significant improvement in progression free survival for women regardless of their biomarker status.

The safety and tolerability profile of niraparib was consistent with previous clinical trials.

Dr Hal Barron, Chief Scientific Officer and President, R&D, GSK, said: "Almost 300,000 women around the world are diagnosed with ovarian cancer every year, yet only about 15% of patients are currently eligible to receive PARP inhibitors as their initial therapy. These exciting data demonstrate that ZEJULA has the potential to significantly benefit even more women with this devastating cancer."

The full results from PRIMA will be presented at an upcoming scientific meeting.

Niraparib is marketed in the United States and Europe under the trade name ZEJULA®.

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About PRIMA

PRIMA is a double-blind, randomized Phase 3 study designed to evaluate niraparib versus placebo in first-line Stage III or IV ovarian cancer patients. The study assesses the efficacy of niraparib as maintenance treatment, as measured by progression free survival. Platinum responsive patients were randomized 2:1 to niraparib or placebo. The trial incorporated an individualized niraparib starting dose of 200 mg once-daily in patients with baseline weight <77kg or platelet count <150K/lL and 300 mg in all other patients.

About Ovarian Cancer

Approximately 22,000 women are diagnosed each year with ovarian cancer in the United States, and more than 65,000 women are diagnosed annually in Europe. Ovarian cancer is the fifth most frequent cause of cancer death among women. Despite high response rates to platinum-based chemotherapy in the second-line advanced treatment setting, approximately 85% of patients will experience recurrence within two years.

About niraparib

Niraparib is an oral, once-daily PARP inhibitor that is currently being evaluated in three pivotal trials. The ongoing development program for niraparib includes the Phase 3 PRIMA trial, a Phase 3 trial for the treatment of patients with germline BRCA-mutated, metastatic breast cancer (the BRAVO trial), and a registrational Phase 2 treatment trial in patients with ovarian cancer (the QUADRA trial). Several combination studies are also underway, including trials of niraparib plus pembrolizumab in metastatic, triple-negative breast cancer and advanced, platinum-resistant ovarian cancer (the TOPACIO trial) and niraparib plus bevacizumab in recurrent, platinum-sensitive ovarian cancer (the ENGOT-OV24/AVANOVA trial). Janssen Biotech has licensed rights to develop and commercialize niraparib specifically for patients with prostate cancer worldwide, except in Japan.

Important Safety Information for ZEJULA

Myelodysplastic Syndrome/Acute Myeloid Leukaemia (MDS/AML), including some fatal cases, was reported in 1.4% of patients receiving ZEJULA vs 1.1% of patients receiving placebo in Trial 1 (NOVA), and 0.9% of patients treated with ZEJULA in all clinical studies. The duration of ZEJULA treatment in patients prior to developing MDS/AML varied from <1 month to 2 years. All patients had received prior chemotherapy with platinum and some had also received other DNA damaging agents and radiotherapy. Discontinue ZEJULA if MDS/AML is confirmed.

Hematologic adverse reactions (thrombocytopenia, anaemia and neutropenia) have been reported in patients receiving ZEJULA. Grade ≥3 thrombocytopenia, anaemia and neutropenia were reported in 29%, 25%, and 20% of patients receiving ZEJULA, respectively. Discontinuation due to thrombocytopenia, anaemia, and neutropenia occurred, in 3%, 1%, and 2% of patients, respectively. Do not start ZEJULA until patients have recovered from haematological toxicity caused by prior chemotherapy (≤ Grade 1). Monitor complete blood counts weekly for the first month, monthly for the next 11 months of treatment, and periodically thereafter. If haematological toxicities do not resolve within 28 days following interruption, discontinue ZEJULA, and refer the patient to a haematologist for further investigations.

Hypertension and hypertensive crisis have been reported in patients receiving ZEJULA. Grade 3-4 hypertension occurred in 9% of patients receiving ZEJULA vs 2% of patients receiving placebo in Trial 1, with discontinuation occurring in <1% of patients. Monitor blood pressure and heart rate monthly for the first year and periodically thereafter during treatment with ZEJULA. Closely monitor patients with cardiovascular disorders, especially coronary insufficiency, cardiac arrhythmias, and hypertension. Manage hypertension with antihypertensive medications and adjustment of the ZEJULA dose, if necessary.

Based on its mechanism of action, ZEJULA can cause foetal harm. Advise females of reproductive potential of the potential risk to a foetus and to use effective contraception during treatment and for 6 months after receiving their final dose. Because of the potential for serious adverse reactions from ZEJULA in breastfed infants, advise lactating women to not breastfeed during treatment with ZEJULA and for 1 month after receiving the final dose.

In clinical studies, the most common adverse reactions (Grades 1-4) in ≥10% of patients included: thrombocytopenia (61%), anaemia (50%), neutropenia (30%), leukopenia (17%), palpitations (10%), nausea (74%), constipation (40%), vomiting (34%), abdominal pain/distention (33%), mucositis/stomatitis (20%), diarrhoea (20%), dyspepsia (18%), dry mouth (10%), fatigue/asthenia (57%), decreased appetite (25%), urinary tract infection (13%), aspartate aminotransferase (AST)/alanine aminotransferase (ALT) elevation (10%), myalgia (19%), back pain (18%), arthralgia (13%), headache (26%), dizziness (18%), dysgeusia (10%), insomnia (27%), anxiety (11%), nasopharyngitis (23%), dyspnoea (20%), cough (16%), rash (21%) and hypertension (20%).

Common lab abnormalities (Grades 1-4) in ≥25% of patients included: decrease in haemoglobin (85%), decrease in platelet count (72%), decrease in white blood cell count (66%), decrease in absolute neutrophil count (53%), increase in AST (36%) and increase in ALT (28%).

About TESARO

TESARO, an oncology-focused business within GSK, devoted to providing transformative therapies to people facing cancer. For more information, visit www.tesarobio.com, and follow us on Twitter and LinkedIn.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 (804) 217-8147	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 15, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc